enerPLUS

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

March 7, 2011

Enerplus Announces Analyst Day Webcast Details and Updates Corporate Presentation

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce the webcast details for the Enerplus Analyst Day that is being hosted tomorrow, Tuesday, March 8, 2011 in Calgary, Alberta, beginning at 9:00 am MT.

Live Webcast

Date: Tuesday, March 8, 2011
Time: 9:00 a.m. MT/11:00 a.m. ET
Webcast: http://w.on24.com/r.htm?e=287450&s=1&k=5880CBD0C0B25D95C23D43CCFCFCC4CD

To ensure timely participation in the webcast, please log in 15 minutes prior to the start time to register for the event. The login details can also be found on our website at www.enerplus.com.

In addition, our corporate presentation has been updated and will be available on our website. This presentation provides an update on the company's operations, including discussion regarding 2010 year end reserves and contingent resource assessments which were previously announced on February 25, 2011. Included in this presentation is an internal assessment of contingent resources associated with our waterflood assets of 60 MMBOE of "best estimate" contingent resources. This represents incremental oil recovery and enhanced oil recovery potential that has been identified in a number (but not all) of our waterflood assets at this time. Proved plus probable reserves (company interest) associated with our waterflood properties was 83.7 MMBOE at December 31, 2010.

Electronic copies of our financial statements, news releases, and other public information are available on our website at www.enerplus.com. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

- 30 -

Gordon J. Kerr
President & Chief Executive Officer
Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

Presentation of Production and Reserves Information

*In accordance with Canadian practice, production volumes and revenues are reported on a "Company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest. Unless otherwise specified, all reserves volumes in this news release (and all information derived therefrom) are based on "company interest reserves" using forecast prices and costs. "Company interest reserves" consist of "gross reserves" (as defined in National Instrument 51-101 adopted by the Canadian securities regulators ("**NI 51-101**"), being Enerplus' working interest before deduction of any royalties, plus Enerplus' royalty interests in reserves. "Company interest reserves" are not a measure defined in NI 51-101 and do not have a standardized meaning under NI 51-101. Accordingly, our company interest reserves may not be comparable to reserves presented or disclosed by other issuers. Our oil and gas reserves statement for the year ended December 31, 2010, which will include complete disclosure of our oil and gas reserves and other oil and gas information in accordance with NI 51-101, will be contained within our Annual Information Form for the year ended December 31, 2010 ("**our AIF**") which will be available in mid-March 2011 on our website at www.enerplus.com and on our SEDAR profile at www.sedar.com. Additionally, the Annual Information Form will form part of our Form 40-F that will be filed with the U.S. Securities and Exchange Commission and will available on EDGAR at www.sec.gov. Readers are also urged to review the Management's Discussion & Analysis and financial statements filed on SEDAR and EDGAR concurrently with this news release for more complete disclosure on our operations.*

Contingent Resource Estimates

*This news release contains estimates of "contingent resources". "Contingent resources" are not, and should not be confused with, oil and gas reserves. "Contingent resources" are defined in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") as "those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political and regulatory matters or a lack of markets. It is also appropriate to classify as "contingent resources" the estimated discovered recoverable quantities associated with a project in the early evaluation stage." There is no certainty that we will produce any portion of the volumes currently classified as "contingent resources". The "contingent resource" estimates contained herein are presented as the "best estimate" of the quantity that will actually be recovered, effective as of December 31, 2010. A "best estimate" of contingent resources means that it is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate, and if probabilistic methods are used, there should be at least a 50% probability that the quantities actually recovered will equal or exceed the best estimate.*

With respect to the "contingent resource" estimate for our waterflood properties, the primary contingencies which currently prevent the classification of our disclosed "contingent resources" associated with the properties as "reserves" is the early stage of implementation to the specific waterfloods. Significant positive factors related to the estimate include established waterflood technology, the history of waterflood performance data and the enhanced oil recovery estimates which are based on incremental recovery from higher displacement efficiency only with no improved recovery from additional areal sweep. A significant negative factor relevant to this estimate is the geological complexity and its effect on injector producer connectivity. There are a number of inherent risks and contingencies associated with the development of our interests in these properties including commodity price fluctuations, project costs, our ability to make the necessary capital expenditures to develop the properties, reliance on our industry partners in project development, acquisitions, funding and provisions of services and those other risks and contingencies described above, and that apply generally to oil and gas operations as described above, and under "Risk Factors" in our Annual Information Form referred to above.